UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

J. ALEXANDER’S CORPORATION

(Name of Subject Company (Issuer))

FIDELITY NATIONAL FINANCIAL, INC.

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

NEW ATHENA MERGER SUB, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.05 PER SHARE (INCLUDING THE ASSOCIATED

SERIES A JUNIOR PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue Jacksonville, Florida 32204

(904) 854-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$94,811,776	$10,865

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 5,999,735 shares of common stock, par value $0.05 per share, of J. Alexander’s Corporation (“J. Alexander’s”) outstanding, multiplied by (B) the offer price of $14.50 per share, and (ii) (A) 962,375 shares of common stock, par value $0.05 per share, of J. Alexander’s issuable pursuant to outstanding options with an exercise price less than the offer price of $14.50 per share, multiplied by (B) the offer price of $14.50 per share minus the weighted average exercise price for such options of $6.38 per share. The number of shares of common stock, par value $0.05 per share, of J. Alexander’s outstanding and the number of such shares issuable pursuant to outstanding options reflected herein have been provided to Parent by J. Alexander’s as of July 31, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,670.00	Filing Party: Fidelity National Financial, Inc., Fidelity National Special Opportunities, Inc. and New Athena Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2012; as amended by Amendment No. 1 filed on August 23, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and relates to the offer by New Athena Merger Sub, Inc., a Tennessee corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights, the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), at $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by J. Alexander’s on August 6, 2012, each as may be further amended and supplemented from time to time, contain important information about the Offer, all of which should be read carefully by J. Alexander’s stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, among Parent, Purchaser, Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Athena Merger Sub, Inc. (for the limited purposes set forth therein) and J. Alexander’s, as it may be amended from time to time.

Documentation relating to the Offer has been mailed to stockholders of J. Alexander’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 261-1047.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-11.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following paragraph:

“On September 5, 2012, Parent extended the expiration of the Offer until 5:00 P.M., New York City time, on September 19, 2012, unless further extended. The Offer, was previously scheduled to expire at 5:00 P.M., New York City time, on September 5, 2012. The Depositary for the Offer has indicated that, as of 5:00 p.m. New York City time on September 5, 2012, 145,691 Shares have been tendered into and not withdrawn from the Offer. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(D).”

Section (b) of Item 2 of the Schedule TO is hereby amended and restated in its entirety as follows:

“(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.05 per share (including the associated Series A Junior Preferred Stock Purchase Rights), of J. Alexander’s. J. Alexander’s has advised Parent and Purchaser that, as of July 31, 2012, there were (i) 5,999,735 Shares issued and outstanding (inclusive of Shares held pursuant to J. Alexander’s Employee Stock Ownership Plan (as amended and restated), effective January 1, 2002 (the “ESOP”)) and (ii) 1,006,125 Shares issuable upon the exercise of outstanding options (of which 962,375 have an exercise price less than the Offer Price).”

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and replacing all references regarding the scheduled expiration of the Offer being “5:00 P.M., New York City time, on Wednesday, September 5, 2012” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of

Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “5:00 P.M., New York City time, on Wednesday, September 19, 2012.”

Amending and replacing all references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Offer Price being “$13.00 per Share” with “$14.50 per Share.” The Amendment is attached hereto as Exhibit (d)(4).

Amending and restating in its entirety the second sentence of the first paragraph following the question “Do you have the financial resources to make payment?” in the Summary Term Sheet to read as follows:

“We estimate that we will need approximately $95 million to purchase the Shares, to make payments in respect of outstanding in-the-money options, to repay J. Alexander’s existing indebtedness and to consummate the Merger, plus related fees and expenses.”

Amending and restating in its entirety the third sentence of the first paragraph of the response to the question “What is the market value of my Shares as of a recent date?” in the Summary Term Sheet to read as follows:

“The Offer Price, in cash, without interest, represents a premium of 63.3% over J. Alexander’s average price per share for the 30 trading days immediately preceding the date of the Prior Agreement and a premium of 51.2% over the closing price on the last full day of trading before the date of the Prior Agreement.”

Amending and restating in its entirety the third sentence of the second full paragraph of Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” to read as follows:

“The Offer Price, in cash, without interest represents a premium of 63.3% over J. Alexander’s average price per share for the 30 trading days immediately preceding the date of the Prior Agreement and a premium of 51.2% over the closing price on the last full day of trading before the date of the Prior Agreement.”

Section 7 of the Offer to Purchase is hereby amended by deleting the last paragraph under the “Certain Information Concerning J. Alexander’s—Financial Projections” that begins “J. Alexander’s has made publicly available…” and replacing it with the following:

“In addition to the selected unaudited prospective financial information discussed above, J. Alexander’s made available to us the following updated financial outlook, which, according to J. Alexander’s, combines its actual fiscal 2012 financial results through July 1, 2012, with management’s 2012 budgeted results for the remainder of fiscal 2012.

J. Alexander’s – Updated 2012 Outlook (1)

($s in mm, except per share amounts)

	As Reported LTM 7/1/2012	Adjusted LTM(2) 7/1/2012	Original Plan(3) 2012	Updated Outlook(4) 2012
Gross Sales	$163.3	$163.3	$165.0	$165.6

% Growth	n/a	n/a	3.2%	3.6%

Income from Restaurant Operations	16.5	16.5	17.1	17.8
% Income from Restaurant Operations of Gross Sales	10.1%	10.1%	10.3%	10.7%

EBITDAR(5)	15.4	16.4	17.0	17.9

% EBITDAR of Gross Sales	9.4%	10.1%	10.3%	10.8%

EBITDA(5)	10.7	11.7	12.2	13.2

% EBITDA of Gross Sales	6.5%	7.2%	7.4%	8.0%

EBIT(5)	4.7	5.8	6.3	7.3

% EBIT of Gross Sales	2.9%	3.5%	3.8%	4.4%

Net Income	2.4	3.3	3.9	4.7

% Net Income of Gross Sales	1.5%	2.0%	2.3%	2.8%

EPS (6)	$0.39	$0.53	$0.63	$0.75

% Change	n/a	n/a	344.8%	434.4%

(1)	Adjusted LTM and Updated Outlook exclude Special Expenses from calculations of EBITDAR, EBITDA, EBIT, Net Income and EPS. Special Expenses are general and administrative expenses related to the evaluation of strategic alternatives by J. Alexander’s, including expenses associated with the negotiation and execution of a definitive merger agreement for the sale of J. Alexander’s, and a possible contested election of directors. Special Expenses totaled approximately $1,050,000 (approximately $910,000 net of tax) during the first half of 2012.
(2)	Adjusted LTM differs from As Reported LTM in excluding Special Expenses from the calculations of EBITDAR, EBITDA, EBIT, Net Income and EPS.
(3)	Original Plan refers to J. Alexander’s management’s 2012 budget.
(4)	Updated Outlook refers to J. Alexander’s management’s current expectations for the 2012 fiscal year. It is based on actual results from the first half of 2012 and the Original Plan for the second half of 2012. It adjusts for Special Expenses incurred in the first half of 2012.
(5)	EBITDAR, EBITDA and EBIT exclude stock compensation expense.
(6)	Calculated as Net Income divided by projected fully diluted shares outstanding as provided by J. Alexander’s management.

The Updated 2012 Outlook set forth above includes the following non-GAAP financial measures: Gross Sales, Adjusted EBITDAR, Adjusted EBITDA, EBIT and Income from Restaurant Operations. J. Alexander’s has advised Parent that it believes that these non-GAAP financial measures provide important information about the operating trends of the Company. These non-GAAP measures are not in accordance with, or an alternative for, financial measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Gross Sales, Adjusted EBITDAR, Adjusted EBITDA, EBIT and Income from Restaurant Operations are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with J. Alexander’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate J. Alexander’s results of operation in conjunction with the corresponding GAAP measures.

Set forth below are reconciliations provided by J. Alexander’s of Income from Restaurant Operations, Adjusted EBITDA (accompanied by a reconciliation of Adjusted EBITDAR to Adjusted EBITDA), and EBIT to Net Income, the most comparable GAAP financial measure available for reconciliation based on the unaudited prospective financial information. These reconciliations were not previously provided to Parent.

Reconciliation of Certain Non-GAAP Measures Included in the Updated 2012 Outlook
($s in mm) (1)
	As Reported	Adjusted	Original Plan	Updated Outlook
	LTM	LTM	LTM	LTM
	07/01/12	07/01/12	2012	2012
Income From Restaurant Operations:
Net Income	$2.4	3.3	3.9	4.7
Plus: Income Tax Expense	0.4	0.6	0.5	0.7
Other Expense	0.0	0.0	0.1	0.0
Interest Expense	1.6	1.6	1.6	1.6
General and Administrative Expense	11.8	10.7	10.7	10.5
Pre-Opening Expense	0.0	0.0	0.0	0.0
Stock Option Expense	0.3	0.3	0.3	0.3

Income From Restaurant Operations	$16.5	16.5	17.1	17.8

Adjusted EBITDA:
Net Income	$2.4	3.3	3.9	4.7
Plus: Income Tax Expense	0.4	0.6	0.5	0.7
Interest Expense	1.6	1.6	1.6	1.6
Depreciation and Amortization	5.9	5.9	5.9	5.9
Pre-Opening Expense	0.0	0.0	0.0	0.0
Stock Option Expense	0.3	0.3	0.3	0.3

Adjusted EBITDA	$10.7	11.7	12.2	13.2

Adjusted EBITDAR:
Adjusted EBITDA	$10.7	11.7	12.2	13.2
Plus: Rent	4.7	4.7	4.8	4.7

Adjusted EBITDAR	$15.4	16.4	17.0	17.9

EBIT:
Net Income	$2.4	3.3	3.9	4.7
Plus: Income Tax Expense	0.4	0.6	0.5	0.7
Interest Expense	1.6	1.6	1.6	1.6
Stock Option Expense	0.3	0.3	0.3	0.3

EBIT	$4.7	5.8	6.3	7.3

(1)	Values in table may not total due to rounding.

J. Alexander’s has advised Parent that it believes Net Sales is the most directly comparable GAAP financial measure to Gross Sales as included in management summary projected financial information. However, because J. Alexander’s management did not forecast Net Sales or certain financial measures necessary to reconcile the non-GAAP financial measure Gross Sales to the GAAP-based financial measure Net Sales, J. Alexander’s has advised Parent that it is unable to provide a quantitative reconciliation of Gross Sales to projected Net Sales. No reconciliation of Gross Sales was provided by management to Parent.

J. Alexander’s has advised Parent that the financial measures that would be required to reconcile Gross Sales to Net Sales include, among other measures, projected complimentary meals, employee discounts and projected gift card breakage (i.e., reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions). In order to provide an appropriate reconciliation of Gross Sales, J. Alexander’s management would be required to make additional assumptions and projection analyses of factors that management did not take into account when preparing the summary projected financial information. Because the absence of these additional forecasts prevents J. Alexander’s from reconciling Gross Sales to Net Sales, shareholders should not unduly rely on projected Gross Sales in evaluating the summary projected financial information.

J. Alexander’s has made publicly available its actual results of operations for its fiscal year ended January 1, 2012 and the quarters ended April 1, 2012, and July 1, 2012. Shareholders should review J. Alexander’s Annual Report on Form 10-K for the fiscal year ended January 1, 2012 and its Quarterly Reports on Form 10-Q for the quarters ended April 1, 2012, and July 1, 2012, respectively, each filed with the SEC, to obtain this information.”

Amending and restating in its entirety the second sentence of the first paragraph in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” to read as follows:

“We estimate that we will need approximately $95 million to purchase all of the Shares that Parent and its subsidiaries do not already own pursuant to the Offer, to make payments in respect of outstanding in-the-money options, to repay J. Alexander’s existing indebtedness and to consummate the Merger, plus related fees and expenses.”

Amending and supplementing the information set forth in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with J. Alexander’s” by deleting the last paragraph in its entirety and adding the following paragraphs at the end of the section:

From time to time after August 6, 2012, J. Alexander’s provided Parent certain information concerning the status and terms of acquisition proposals made by two parties (Party F and Party G).

On August 30, 2012, J. Alexander’s gave written notice (the “Notice”) to Parent of J. Alexander’s receipt of Party F’s authorized and executed acquisition proposal, the J. Alexander’s Board’s determination that Party F’s proposal constitutes a “superior proposal” as such term is defined in the Merger Agreement, and that the Notice was intended to constitute a “notice of superior proposal” as such term is defined in the Merger Agreement. Pursuant to the terms of the Merger Agreement, J. Alexander’s is required to, if requested by Parent, negotiate in good faith with Parent and its advisors for a period of five business days following a “notice of superior proposal” with respect to any proposed amendments to the terms and conditions of the Merger Agreement such that Party F’s proposal would no longer be considered a superior proposal.

On August 30, 2012, upon receipt of the Notice, Parent indicated orally and on a preliminary basis to J. Alexander’s that it would consider matching the price offered by Party F, but only if J. Alexander’s agreed to a substantial increase in the current $2.16 million break-up fee under the Merger Agreement based, in part, on the certainty and time to closing advantage that Parent has over Party F and the increase in J. Alexander’s valuation since the announcement of Parent’s offer.

On August 31, 2012, after consulting with the individual members of the J. Alexander’s Board, Mr. Stout communicated to Mr. Foley that J. Alexander’s would not be willing to enter into an amendment to the Merger Agreement that included an increase in the termination fee for a matching price of $14.25 per share.

On September 1, 2012, Mr. Foley communicated to Mr. Stout a proposal by Parent to amend the Merger Agreement to increase the Offer Price to $14.50 and to increase the termination fee to $3.8 million.

On September 4, 2012, J. Alexander’s provided written notice to Parent requesting that Parent and Purchaser extend the Offer for a period of five business days beyond the initial expiration date of September 5, 2012.

On the evening of September 4, 2012, Parent confirmed in writing that it had agreed to increase the Offer Price from $13.00 to $14.50, subject to the condition that the termination fee, which applies if the Merger Agreement was subsequently terminated under the circumstances described in the Merger Agreement, would be increased from $2.16 million to $3.8 million. Parent also confirmed that all other terms and conditions of the Merger Agreement would remain the same under the terms of its proposal.

On September 5, 2012, the J. Alexander’s Board held a meeting to discuss Parent’s proposed revisions to the Merger Agreement as well as the status of Party F’s proposal. After due consideration of its fiduciary duties under applicable law, the J. Alexander’s Board resolved by unanimous vote that Parent’s proposed amendments to the Merger Agreement be adopted and approved, and the consummation of the transactions contemplated by the Merger Agreement, as amended, be approved and declared advisable, fair to, and in the best interests of J. Alexander’s and its shareholders, and that, taking into account the amendments to the Merger Agreement, as of September 5, 2012, Party F’s proposal no longer constituted a “superior proposal” as such term is defined in the Merger Agreement. The J. Alexander’s Board recommended to the shareholders of J. Alexander’s that they accept the Offer, tender their shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement, as amended, subject to the ability of J. Alexander’s to make a Recommendation Withdrawal (as defined in the Merger Agreement) pursuant to the terms of and in accordance with the Merger Agreement, as amended, in each case as the Offer and the Merger Agreement would be amended by Parent’s proposed amendments.

Also on September 5, 2012, Bass, Berry and Weil prepared a form of First Amendment to the Merger Agreement (the “First Amendment”) that reflected the amendments proposed by Parent and approved by the J. Alexander’s Board, which was subsequently executed on September 5, 2012 by Parent, Purchaser and J. Alexander’s.

On September 5, 2012, J. Alexander’s and Parent issued a joint press release announcing the execution of the First Amendment, that the Offer Price had been increased from $13.00 to $14.50 per share, that the termination fee payable in certain circumstances had been increased from $2.16 million to $3.8 million and that Parent and Purchaser would be required to extend the Offer for at least ten additional business days.

On September 6, 2012, Parent and Purchaser filed amendments to the Schedule TO and other offer documents reflecting the effect of the First Amendment. J. Alexander’s also filed an amendment to the Schedule 14D-9 reflecting the effect of the First Amendment that same day.

For information on the Merger Agreement and the other agreements between J. Alexander’s and Purchaser and their respective related parties, see Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” Section 9 – “Source and Amount of Funds,” and Section 11 – “The Merger Agreement; Other Agreements.”

Amending and replacing all references in the first two bullets of the Termination Fees and Expense Reimbursement section in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” to “$2,159,725” with “$3,800,000.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(D)	Joint Press Release issued by Fidelity National Financial, Inc. and J. Alexander’s Corporation on September 6, 2012.

(d)(4)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of September 5, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc. and J. Alexander’s Corporation.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW ATHENA MERGER SUB, INC.

By:	/s/ Goodloe Partee
Name:	Goodloe Partee
Title:	Authorized Person

Date: September 6, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 6, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on July 31, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on July 31, 2012).*

(a)(5)(B)	Form of Summary Advertisement as published on August 6, 2012 in The Wall Street Journal.*

(a)(5)(C)	Press Release issued by Fidelity National Financial, Inc. on August 6, 2012.*

(a)(5)(D)	Joint Press Release issued by Fidelity National Financial, Inc. and J. Alexander’s Corporation on September 6, 2012.

(b)(1)	Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on April 19, 2012).*

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc., Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), New Athena Merger Sub, Inc. (for the limited purposes set forth therein), and J. Alexander’s Corporation.*

(d)(2)	Confidentiality Letter Agreement, dated as of March 18, 2012, by and between Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC and J. Alexander’s Corporation.*

(d)(3)	Confidentiality Agreement, dated as of April 9, 2012, by and between American Blue Ribbon Holdings, LLC and J. Alexander’s Corporation.*

(d)(4)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of September 5, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc. and J. Alexander’s Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.